SEC File Number:  000-55657

CUSIP Number:   873147102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

      . Form 10-K          . Form 20-F          . Form 11-K     X . Form 10-Q          . Form 10-D          . Form N-SAR

 For Period Ended:  March 31, 2017

      .

Transition Report on Form 10-K

      .

Transition Report on Form 20-F

      .

Transition Report on Form 11-K

      .

Transition Report on Form 10-Q

      .

Transition Report on Form N-SAR

 For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	TYG Solutions Corp.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	202 Avenue F
City, State and Zip Code:	Brooklyn, New York 11218

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 because the Company needs additional time to finish the Report and to furnish Exhibit 101 to the Form 10-Q in accordance with Rule 405 of Regulation S-T.  Exhibit 101 to the Form 10-Q provides the financial statements and related notes from the Form 10-Q formatted in XBRL (eXtensible Business Reporting Language).

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Natan Barmatz	(718) 407-2059
(Name)	(Area Code) (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s):

  X . Yes        . No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

      . Yes    X . No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TYG Solutions Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2017	/s/ Natan Barmatz
Natan Barmatz President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.